Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: JNR Resources Inc.

Commission File No. of JNR Resources Inc.: 132-02771

Date: November 14, 2012

TSXV: JNN
Email: info@jnrresources.com
Website: www.jnrresources.com
NEWS RELEASE – November 14, 2012

NOT FOR DISSEMINATION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

JNR Announces Agreement to be Acquired

by Denison Mines Corp.

Saskatoon, Saskatchewan, November 14, 2012. Mr. Richard Kusmirski, President of JNR Resources Inc. (TSXV: JNN) (“JNR” or the “Company”) announces Denison Mines Corp. (DML: TSX, DNN: NYSE MKT) (“Denison”) and JNR have signed an acquisition agreement (the “Acquisition Agreement”) pursuant to which Denison will offer to acquire all of the issued and outstanding common shares of JNR (the “JNR Shares”) by way of a friendly take-over bid (the “Offer”). Under the terms of the Offer, JNR shareholders will receive 0.073 of a Denison common share (a “Denison Share”) for each JNR Share deposited under the Offer, provided that no fractional Denison Shares will be issued (the “Exchange Ratio”). The Offer represents a premium of 53% based on the 20-day volume weighted average share prices of both companies on the TSX and the TSX-V as of November 13, 2012, and a 55% premium to the closing prices immediately prior to announcement. The Offer values JNR at approximately $10 million. Upon completion of the transaction, shareholders of JNR will own 2% of Denison.

The board of directors of JNR, after consulting with its financial and legal advisers, has unanimously approved entering into the Acquisition Agreement and unanimously recommends that JNR shareholders tender their shares pursuant to the Offer. JNR’s board of directors has received an initial fairness opinion from its financial advisor that the consideration offered by Denison for the JNR Shares under the Offer is fair, from a financial point of view, to JNR shareholders. In addition, in conjunction with the Acquisition Agreement, certain directors and officers of JNR are entering into lock-up agreements with Denison, which together represents approximately 4.5% of the issued and outstanding JNR Shares.

“We believe that the acquisition of JNR is a logical consolidation step for Denison and advances our goal to become the preeminent exploration company in the Athabasca Basin.” commented Lukas Lundin, Chairman of Denison.

“JNR is excited to combine with long-time multiple joint-venture partner, Denison. We believe this transaction provides our shareholders with excellent value for our current assets, along with continued exposure to future exploration success.” said Rick Kusmirski, CEO & Director of JNR.

Transaction Benefits to JNR Shareholders

•	Substantial premium to JNR shareholders; above market, 53% premium to JNR shareholders on a 20-day volume weighted average price basis as of November 13, 2012

•	Denison is an established explorer and operator in the Athabasca Basin, with a strong track record of success

P.O. Box 26061 Saskatoon, Sk S7K 7H9 Tel: (306) 382-2211 Fax: (306) 382-2212

•	Exploration synergies, including six current Joint Ventures with Denison on properties in the Athabasca Basin

•	JNR shareholders to benefit from Denison’s strong balance sheet, capital market presence and the ability to fund future exploration programs

Transaction Summary

Denison expects to acquire JNR by way of a take-over bid whereby Denison will offer to acquire all of the issued and outstanding JNR Shares on the basis of 0.073 Denison Shares for each JNR Share deposited under the Offer. As part of this transaction, Denison also intends to offer replacement warrants and options to holders of outstanding JNR warrants and options on similar terms as adjusted by the Exchange Ratio.

The Acquisition Agreement provides for, among other things, a non-solicitation covenant on the part of JNR, a right in favour of Denison to match any superior proposal, and a termination fee of $325,000 payable to Denison in certain circumstances, including if JNR accepts a superior proposal.

The Offer is expected to be made pursuant to a take-over bid circular, and related documents are to be mailed to JNR shareholders in accordance with applicable laws (all subject to the terms and conditions of the Acquisition Agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and may be extended from time to time. The Offer will be subject to customary conditions, including, among other things, at least two-thirds of the JNR Shares being deposited under the Offer, receipt of requisite regulatory consents and the absence of a material adverse change with respect to JNR.

Concurrently with the execution of the Acquisition Agreement, Denison and JNR have entered into an unsecured loan agreement (the “Loan Agreement”) pursuant to which Denison will advance $350,000 (the “Principal”) to JNR. The Principal shall be payable in full on the termination of the Acquisition Agreement by either party thereto for any reason at any time (the “Due Date”). Upon and after the Due Date and until the Principal is repaid in full, interest shall be calculated on the Principal outstanding at the rate of 5% per annum.

Haywood Securities Inc. is acting as financial advisor to Denison, while Toll Cross Securities Inc. is acting as financial advisor to JNR. Cassels Brock & Blackwell LLP is acting as legal advisor to Denison, and Maitland & Co. is acting as legal advisor to JNR.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or JNR. Such an offer may only be made pursuant to a take-over bid circular and related documents filed with the securities regulatory authorities in Canada. Denison intends to file a take-over bid circular with Canadian provincial securities regulators. Denison also intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the take-over bid circular. Investors and security holders are urged to read the take-over bid circular and related documents regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the take-over bid circular, when it becomes available, and other documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The take-over bid circular and related documents may also be obtained for free, once they have been mailed, on Denison’s website. Free copies of any such documents could also be obtained by directing a request to Denison at 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

204-315, 22nd St. E. Saskatoon, SK, S7K 0G6, Tel: (306) 382-2211 Fax: (306) 382-2212

Additional Matters

In conjunction with this announcement, JNR advises that:

•	The private placement to raise funds by way of an equity offering, announced on November 5, 2012, has been cancelled; and

•	Mr. Ron Hochstein, a director of Denison, has resigned from his position as a director of JNR so as to avoid any conflicts of interest regarding Denison’s proposed acquisition of JNR.

Additional Information

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About JNR Resources Inc.

JNR Resources Inc. is a Canada-based junior uranium exploration company with mineral properties in the provinces of Saskatchewan and Newfoundland. JNR is led by a highly experienced management team with proven discovery success in uranium as well as precious and base metal exploration. The Company’s primary focus is in the Athabasca Basin, recognized as the most prospective uranium-mining district in the world. JNR controls a 100% interest in six properties in the basin totalling 193,965 hectares and an additional six joint venture properties totalling 129,803 hectares in which Denison Mines Corp. has varying interests. JNR also holds a 50% interest in the 29,824-hectare South Fork uranium property located in the Cypress Hills area of southwestern Saskatchewan, with joint venture partner Mega Uranium Ltd. In Newfoundland, JNR holds a 73.4% interest (Altius Mineral Corporation 26.6%) in the 6,450-hectare Rocky Brook uranium property and is also in a 50:50 alliance with Altius on its 105,675-hectare Topsails uranium property.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan. Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

ON BEHALF OF THE BOARD

Rick Kusmirski

President & CEO

For further information contact JNR Resources at 306.382.2211 or 877.567.6463

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

204-315, 22nd St. E. Saskatoon, SK, S7K 0G6, Tel: (306) 382-2211 Fax: (306) 382-2212